Filed by: Kraft Foods Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Kraft Foods Group, Inc.

Commission File No.: 001-35491

Form S-4 File No.: 333-203364

The following is the text of a document sent to participants in the Kraft Canada Retirement and Savings Program on June 23, 2015.

June 23, 2015

RE: Changes to the Kraft Foods Group, Inc. Stock Fund in your Kraft Canada Inc. Retirement and Savings Program

This notice contains important information regarding the Kraft Foods Group, Inc. Stock Fund in your Kraft Canada Inc. Retirement and Savings Program (the “Plan”) due to the proposed merger of Kraft Foods Group, Inc. (“Kraft”) and H.J. Heinz Company to create The Kraft Heinz Company (the “Merger”). As a result of this transaction, the Kraft Foods Group, Inc. Stock Fund in your Kraft Canada Inc. Retirement and Savings Program will change, namely the Optional Pension Plan (“OPP”), Defined Contribution Pension Plan (“DCPP”), Employee Savings Plan (“ESP”), Non-Registered Savings Plan (“NREG”) and/or Group Registered Retirement Savings Plan (“GRRSP”). It is important that you read the information in this notice, and determine whether you have investments that are changing or have any restrictions on investments that apply to you due to the Merger.

At the closing of the Merger, Sun Life Financial will add a new company stock fund called the Kraft Heinz Stock Fund to your fund lineup and will remove the Kraft Foods Group. Inc, Stock Fund.

If you have a balance in the Kraft Foods Group, Inc. Stock Fund at 4:00 p.m. Eastern time two business days prior to the closing date of the Merger, your balance will automatically begin to transfer to the new Kraft Heinz Stock Fund following the closing date of the Merger.

Upon completion of the Merger, for each share of Kraft common stock you hold immediately prior to the effective time of the Merger, you will receive one share of common stock of The Kraft Heinz Company (“Kraft Heinz common stock”).

In addition, prior to the effective time of the Merger, Kraft will declare a special cash dividend of $16.50 US dollars per share of Kraft common stock to shareholders of Kraft, including Kraft Canada Inc. Retirement and Savings Program members, as of the closing of the Merger. Sun Life Financial will convert the dividend to Canadian dollars. Sun Life Financial Trust Inc. will reinvest the special cash dividend by purchasing shares of Kraft Heinz common stock on the open market. The shares purchased will be directed to the Kraft Heinz Stock Fund under your plan. The price at which shares of Kraft Heinz common stock will be purchased for the Kraft Heinz Stock Fund will be based upon prevailing market prices, and credited to your account in units of the new Kraft Heinz Stock Fund. We anticipate that Kraft Heinz common stock will be listed and traded on NASDAQ under the symbol “KHC.”

As a result of the Merger, Sun Life Financial will cancel any ongoing contributions you direct to the Kraft Foods Group, Inc. Stock Fund. Instead, all future contributions directed to the Kraft Foods Group, Inc. Stock Fund as of 4:00 p.m. Eastern time two business days prior to the closing date of the Merger will automatically default to the Kraft Canada Inc. Retirement and Savings Program’s default fund unless you provide active investment instructions to direct these contributions to another available investment option(s). The default fund for the Kraft Canada Inc. Retirement and Savings Program is the BlackRock LifePath® Index target date fund with the target retirement date closest to the year in which you will turn age 65. You can learn more about the default fund option through Morningstar®, a leading provider of investment news and analysis. Sign in to mysunlife.ca/kraftcanada using your personal access ID and password and select my financial centre on the Home page. Select Investment performance from the Accounts drop-down menu. Select Fund Report to access tools and information about your funds.

At this time, you may not invest ongoing contributions in the Kraft Heinz Stock Fund. Subject to compliance with applicable law, including, among other things, the filing of a registration statement with the Securities and Exchange Commission, the Kraft Heinz Stock Fund may become available for contributions after completion of the Merger. This communication does not constitute an offer to sell Kraft Heinz common stock pursuant to contributions to the Kraft Heinz Stock Fund in the Kraft Canada Inc. Retirement and Savings Program or the solicitation of offers to purchase Kraft Heinz common stock through such contributions. Any such offers or solicitations, if made, will be made only pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, and a document or documents constituting a prospectus covering securities that have been so registered.

In addition, you will not be able to make investment changes in any of the plans or in-service withdrawals/ transfers in the GRRSP and ESP/NREG from your balance invested in the Kraft Foods Group, Inc. Stock Fund during a blackout period, as described below. If you wish to make an in-kind transfer of shares (applies only to the GRRSP and ESP/NREG), you need to initiate this prior to the blackout period and by June 24, 2015.

Because of these restrictions, it is very important that you review and consider your current investment selections in light of this blackout period with respect to the Kraft Foods Group, Inc. Stock Fund.

If you plan to make investment changes in any of the plans or in-service withdrawals/transfers in the GRRSP and ESP/NREG from assets invested in the Kraft Foods Group, Inc. Stock Fund, you need to take action before the timing restrictions described below.

  Merger timing

On June 9 and 10, 2015, Kraft and Heinz announced that the closing conditions related to antitrust clearance in the U.S. and Canada have been satisfied, and the closing of the Merger remains subject to approval by Kraft shareholders and other customary closing conditions. Kraft will hold a special meeting of shareholders to vote on the Merger on July 1, 2015. Additional information concerning the proposed Merger and the special meeting is included in the definitive Proxy Statement/Prospectus, which was filed with the Securities and Exchange Commission on June 2, 2015 and mailed to Kraft shareholders who are entitled to vote on the proposal. While there are other customary closing conditions in the merger agreement, if Kraft’s shareholders approve the proposed Merger on July 1, Kraft would expect to close the Merger a few business days after the meeting.

  Key events timeline

Please review the timeline below to understand how the Merger will affect your account. This timeline will help you plan for any transactions you may like to make before any restrictions begin. Please note: The key events timeline below assumes that Kraft will announce the closing date of the Merger at least one business day in advance of the closing. Due to the uncertainty of the timing of satisfying the conditions to the closing of the Merger as discussed above, you may not have more than one business day advance notice of the time of the closing. You need to carefully consider the uncertainty of the timing of the Merger close date when planning transactions to your account.

Date	Plan activities	What this means to you

June 24, 2015 at 4:00 p.m. Eastern time	In-kind transfer of shares of Kraft common stock will be restricted.	You will not be able to take a distribution in shares of Kraft common stock after this date.

Two business days prior to the Closing date of the Merger at 4:00 p.m. Eastern time	The blackout period begins on making investment changes in any of the plans or in-service withdrawals /transfers in the GRRSP and ESP/NREG on the Kraft Foods Group, Inc. Stock Fund

After this date, you are not able to make any account transactions on account balances invested in the Kraft Foods Group, Inc. Stock Fund.

If you have ongoing contributions directed to the Kraft Foods Group, Inc. Stock Fund, you should review and update your investment instructions. If you do not change your ongoing investment instructions before the blackout period begins, all future money you direct to the Kraft Foods Group, Inc. Stock Fund will be redirected to the default fund.

After closing date of the Merger	Company stock fund transfer (existing balances).	Existing balances in the Kraft Foods Group, Inc. Stock Fund will transfer to the Kraft Heinz Stock Fund.

No later than 3 or 4 business days following the closing date of the Merger	The blackout period is expected to end no later than 3 or 4 business days following the closing date of the Merger.	Once the blackout period ends, you will be able to make account transactions in any of the plans or in-service withdrawals/transfers in the GRRSP and ESP/NREG, including the Kraft Heinz Stock Fund, by signing in to mysunlife.ca/kraftcanada using your personal access ID and password or by calling the Sun Life Financial Customer Care Centre at 1-866-896-6976 from 8:00 a.m. to 8:00 p.m. Eastern time any business day.

The effective date of the fund change described above and the end of the blackout period will also depend on the accurate, timely transfer of data. To ensure accurate data transfer, the timing described here could be delayed.

  Period of restrictions on plan activities

Beginning 4:00 p.m. Eastern time, two business days prior to the closing date of the Merger (or June 24, 2015 with respect to the distribution of shares), there will be a period of time when you will be unable to direct or diversify your investments, process inter-fund transfers, make in-service withdrawals/transfers (only applies to GRRSP and ESP/NREG), or engage in other activities with respect to balances in your account invested in the Kraft Foods Group, Inc. Stock Fund.

This period, during which you may be unable to exercise your rights otherwise available under the Plan, is called a “blackout period.” The blackout period will not affect other investment options in the Plan but will only apply to the Kraft Foods Group, Inc. Stock Fund. The blackout period will begin after 4:00 p.m. Eastern time, two business days prior to the closing date of the Merger and is expected to end no later than three or four business days after the closing date of the Merger. During this time you can determine whether the blackout period has started or ended by contacting Sun Life Financial. Sign in to mysunlife.ca/kraftcanada using your personal access ID and password and select my financial centre on the Home page. You can also contact Sun Life Financial’s Customer Care Centre at 1-866-896-6976 from 8:00 a.m. to 8:00 p.m. Eastern time any business day.

Whether or not you are planning to retire in the near future, we encourage you to carefully consider how this blackout period may affect your retirement planning and your overall financial plan. During the blackout period, you will be unable to make investment changes in any of the plans or in-service withdrawals/transfers in the GRRSP and ESP/NREG of balances in your account invested in the Kraft Foods Group, Inc. Stock Fund. For these reasons, it is very important that you review and consider your current investments selections in light of this blackout period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments.

You should be aware that there is a risk to holding substantial portions of your assets in the stock of any one company, as individual company stock funds tend to have wider price swings – up and down, in short periods of time – than investments in diversified funds. Stocks that have wide price swings might have a large loss during the blackout period, and you would not be able to direct the sale of such stocks from your account during the blackout period.

Please note: normal payroll contributions deducted from your paycheque may be invested in your account later than usual if the scheduled investment date coincides with the fund blackout dates.

  How the Merger will affect your Kraft Canada Inc. Retirement and Savings Program if you are invested in the

  Kraft Foods Group, Inc. Stock Fund

Existing balances: If you do nothing and you have a balance in the Kraft Foods Group, Inc. Stock Fund as of 4:00 p.m. Eastern time two business days prior to the close date, existing balances in the Kraft Foods Group, Inc. Stock Fund will automatically begin to transfer to the new Kraft Heinz Stock Fund as of the market close (generally 4 p.m. Eastern time) on the date of the Merger. The transfer of the Kraft Foods Group, Inc. Stock Fund will appear as a “transfer (inter-fund)” on mysunlife.ca/kraftcanada.

Sign in to mysunlife.ca/kraftcanada using your personal access ID and password and select my financial centre on the Home page. Select Transaction History from the Accounts drop-down menu. Select Details to view the transfer details.

Existing stock fund		New stock fund
Kraft Foods Group, Inc. Stock Fund	Æ	Kraft Heinz Stock Fund

If you do not want the automatic transfer to the Kraft Heinz Stock Fund to occur, you must notify Sun Life Financial at least two business days prior to the date of the Merger. The following is a summary of options by account type:

	Is this transaction permitted for the OPP/DCPP?	Is this transaction permitted for the GRRSP?	Is this transaction permitted for the ESP/NREG?
INTER-FUND TRANSFER WITHIN THE PLAN Transfer the cash value of all shares to another investment fund within the same account under your Kraft Canada Inc. Retirement and Savings Plans	Ö	Ö	Ö*
IN-KIND TRANSFER TO REGISTERED BROKERAGE ACCOUNT		Ö	Ö*
IN-KIND TRANSFER TO A NON-REGISTERED BROKERAGE ACCOUNT			Ö
REDEEM SHARES AND TRANSFER THE CASH VALUE TO AN INDIVIDUAL RRSP WITH SUN LIFE FINANCIAL OR ANOTHER FINANCIAL INSTITUTION		Ö	Ö*
REDEEM SHARES AND TRANSFER THE CASH VALUE TO AN INDIVIDUAL NON-REGISTERED ACCOUNT WITH SUN LIFE FINANCIAL OR ANOTHER FINANCIAL INSTITUTION		Ö*	Ö*
SHARE CERTIFICATE			Ö
CASH		Ö*	Ö*

*	These transactions will have tax implications; please see the summary below.

Special note: If you no longer work for Kraft Canada or are retired, you may transfer your locked-in OPP/DCPP assets out of the Kraft Canada Inc. Retirement and Savings Program at any time. To learn more, please call a Sun Life Financial representative today at 1-877-893-9893 to get information about your options!

  Summary of tax considerations if you transfer shares prior to the Merger

OPP/DCPP: There are no tax implications when you transfer your assets from the Kraft Foods Group, Inc. Stock Fund to another investment fund under the OPP or DCPP. You may not transfer the shares to any other account or take them in cash, due to pension legislation and locking-in rules.

GRRSP: There are no tax implications when you transfer your assets from the Kraft Foods Group, Inc. Stock Fund to another investment fund under the GRRSP. You can also transfer your shares in-kind to your personal registered brokerage account if you have one outside the Kraft Canada Inc. Retirement and Savings Program (but not to a non-registered account), or to another RRSP, without any tax impacts. If you transfer your assets to an individual non-registered account or withdraw them in cash, you will likely be taxed on that transfer or withdrawal.

ESP/NREG: There are no immediate tax implications if you transfer your shares in-kind to your non-registered brokerage account, or if you take a share certificate. There will be immediate tax implications in all other circumstances, regardless of whether you actively select one of the other transfer options. The tax implications are either a taxable capital gain or a capital loss.

This document provides only an overview of certain tax consequences. Please consult a tax or financial advisor in order to determine exactly how the changes to the investment options in the Kraft Canada Inc. Retirement and Savings Program will affect you.

Sun Life Financial will report the withdrawal transaction or capital gain/loss along with dividend income allocated to you on the appropriate Canadian tax slip. If you move your assets before the Merger, the withdrawal transaction or capital gain/loss will appear on your 2015 tax slip. Kraft Canada Inc. is not responsible for advising you on what it means to you, in your personal financial circumstances, to experience a taxable capital gain or a capital loss.

IN-KIND TRANSFERS

An in-kind transfer is a method of moving shares off the “books” of one custodian and onto the “books” of another (though it is usually done electronically now). You must have an account with a financial institution that accepts in-kind transfers. Important – you are only able to transfer individual common stocks in whole shares; fractional shares will be converted to cash and paid to you. You may experience a tax event in the NREG and ESP accounts as a result of the redemption of the fractional shares.

To transfer your assets outside of your Kraft Canada Inc. Retirement and Savings Program or redeem shares (applies only to GRRSP and ESP/NREG), please call the Sun Life Financial Customer Care Center at 1-866-896-6976 from 8:00 a.m. to 8:00 p.m. Eastern time any business day.

You can transfer the cash value of your shares in the Kraft Foods Group, Inc. Stock Fund to another investment option under our plan by calling the Customer Care Centre or signing into mysunlife.ca/kraftcanada. On the home page, under my financial future, select my financial centre. Under the Requests drop-down menu, select Change investments, followed by Move my money to different funds.

Future contributions after the close: If you do nothing, effective as of market close (generally 4:00 p.m. Eastern time) two business days prior to the closing date of the Merger, new contributions directed to the Kraft Foods Group, Inc. Stock Fund will be invested as shown in the chart below, unless you actively provide alternate investment instructions for future contributions.

Existing investment option		New investment option
Kraft Foods Group, Inc. Stock Fund	Æ	BlackRock LifePath® Index target date fund with the target retirement date closest to the year you will turn age 65[1]

The BlackRock LifePath® Index target date funds are designed for investors expecting to retire around the year indicated in each fund’s name. The funds are managed to gradually become more conservative over time as it approaches the target date. The investment risk of each BlackRock LifePath® Index target date fund changes over time as its asset allocation changes. The funds are subject to the volatility of the financial markets, including that of equity and fixed income investments in Canada and abroad, and may be subject to risks associated with investing in high-yield, small-cap, and foreign securities. Principal invested is not guaranteed at any time, including at or after the target dates.

[1]	You can learn more about the default fund option through Morningstar®, a leading provider of investment news and analysis. Sign in to mysunlife.ca/kraftcanada using your personal access ID and password and select my financial centre on the Home page. Select Investment performance from the Accounts drop-down menu. Select Fund Report to access tools and information about your funds.

If you do not want this action to occur, you must notify Sun Life Financial two business days prior to the date of the Merger, to update your investment instructions for future contributions. To update your investment selections, sign into mysunlife.ca/kraftcanada using your personal access ID and password and select my financial centre on the Home page. Under the Requests drop-down menu, select Change investments, followed by Change how my future contributions will be invested. You can also update your account by calling Sun Life Financial’s Customer Care Centre at 1-866-896-6976 from 8:00 a.m. to 8:00 p.m. Eastern time any business day.

  Investment options that are not changing due to the Merger

The investment options (other than the Kraft Foods Group, Inc. Stock Fund) available to you under the Kraft Canada Inc. Retirement and Savings Program will not change due to the Merger. Any balances invested in these investment options as of two business days prior to the closing date of the Merger (other than the Kraft Foods Group, Inc. Stock Fund) will not change due to the Merger. Except as described above with respect to contributions to the Kraft Foods Group, Inc. Stock Fund, contributions after 4:00 p.m. Eastern time as of two business days prior to the closing date of the Merger will continue to be invested in these other funds according to your prior investment selections unless you direct otherwise. Contributions directed to the Kraft Foods Group, Inc. Stock Fund after 4 p.m. Eastern time as of two business days prior to the closing date of the Merger will be redirected to the target date fund with the retirement year closest to the year you turn 65, unless you direct otherwise after the Merger, and the blackout ends. You can learn more about the default fund option through Morningstar®, a leading provider of investment news and analysis. Sign in to mysunlife.ca/kraftcanada using your personal access ID and password and select my financial centre on the Home page. Select Investment performance from the Accounts drop-down menu. Select Fund Report to access tools and information about your funds.

  Retaining your adjusted cost base (ACB) and tax implications after the closing date of the Merger

The adjusted cost base of your Kraft Foods Inc. shares will generally be the cost you incurred to acquire such Kraft Foods Group, Inc. shares. Sun Life Financial maintains the adjusted cost base of your Kraft Foods Group, Inc. shares in the Kraft Canada Inc. Retirement and Savings Program only; you will be required to track your own adjusted cost base if you hold Kraft Foods Group, Inc. shares in other non-registered accounts outside of the Plan. As the merger will qualify for tax-deferred treatment under the Income Tax Act (Canada), the adjusted cost base of your shares held in the Kraft Foods Group, Inc. Stock Fund at 4:00 Eastern time on the closing date of the Merger will automatically carry over to the Kraft Heinz Stock Fund, thus preserving your total adjusted cost base, unless you otherwise elect in your 2015 tax return to not have tax-deferred treatment (only applies to ESP/NREG). Please note that the special cash dividend of $16.50 USD per share will be taxable to you in 2015 if you hold Kraft Foods Group, Inc. shares within the Kraft Canada Inc. Retirement and Savings Program, in the same manner as all dividends received from non-Canadian corporations.

Your adjusted cost base is used to determine any capital gains/losses that will be realized upon disposition of your shares. Also, since the merger qualifies for tax-deferred treatment, the automatic transfer of ESP and NREG account balances will not trigger any immediate tax.

  Enclosures included with this letter

•	Kraft Heinz Stock Fund Investment Option Description

•	Supplement dated June 18, 2015 that provides additional information regarding the Kraft Canada Inc. Retirement and Savings Programs

  Contacts for more information

•	Kraft Canada website: mysunlife.ca/kraftcanada

•	If you have any questions, please contact Sun Life Financial’s Customer Care Centre at 1-866-896-6976 from 8:00 a.m. to 8:00 p.m. Eastern time any business day.

•	Canada Revenue Agency website: www.cra-arc.gc.ca

Your access ID and password

You’ll need a personal access ID and password to access your account online or by phone.

Don’t have an access ID or password?

Go to mysunlife.ca/kraftcanada and select Register now. You will need your account number (see your welcome letter or your statement for this number) and date of birth.

•	Forgot your access ID? Select I forgot my access ID

•	Forgot your password? Select I forgot my password

Forward-looking statements

Certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “will,” “expect,” “access,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Merger.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that Kraft shareholders may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Kraft’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Kraft and Heinz to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond our control. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this communication, except as required by applicable law or regulation.

Additional information and where to find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Kraft and Heinz. In connection with the proposed transaction, Heinz filed a registration statement on Form S-4, containing a proxy statement/prospectus (as amended, the “S-4”) with the Securities and Exchange Commission (“SEC”). The registration statement was declared effective by the SEC on June 2, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Kraft. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Heinz or Kraft has filed with the SEC or sent to shareholders in connection with the proposed transaction. SHAREHOLDERS OF KRAFT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Kraft will be made available free of charge on Kraft’s website at http://www.kraftfoodsgroup.com/. Copies of documents filed with the SEC by Heinz will be made available free of charge on Heinz’s website at http://www.heinz.com/.

Participants in solicitation

Kraft and its directors and executive officers, and Heinz and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Kraft common stock in respect of the proposed transaction. Information about the directors and executive officers of Kraft is set forth in the proxy statement for Kraft’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Heinz is set forth in the definitive proxy statement/prospectus. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Portions of the contents of this notice have been provided by Kraft.

The Kraft Heinz Stock Fund is neither a mutual fund nor a diversified or managed investment option.

Investing involves risk, including risk of loss.

Know your responsibilities

As a member of the Kraft Canada Inc. Retirement and Savings Program, you’re responsible for making investment decisions and for using the tools and information that have been provided to help you make these decisions. You should also decide if seeking investment advice from a qualified individual makes sense for you.